  Exhibit 99.2

CORDOVACANN SIGNS EXCLUSIVE OPTION TO ENTER
CALIFORNIA CANNABIS MARKET

TORONTO, ONTARIO, March 13, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”) announced today that the Company has entered into a memorandum of understanding (the “MOU”) with Humboldt Healthcare, LLC (“Humboldt Healthcare”) to grant the Company an exclusive option (the “Option”) to acquire a majority stake in real estate and intellectual property assets owned by Humboldt Healthcare that serve California’s recreational marijuana sector (collectively, the “Assets”).

Under the terms of the MOU, the Company has agreed to pay Humboldt Healthcare $100,000 United States Dollars (USD) in exchange for the Option to purchase the Assets. The Option allows the Company to purchase 100% of the Assets for a total purchase price of $8,000,000 USD or to purchase a 51% interest in the Assets for $4,080,000 USD with the remaining 49% interest to be held by Humboldt Healthcare. Under the latter scenario, CordovaCann and Humboldt Healthcare would operate the Assets under a partnership arrangement. The Option has a term of 90 days which may be extended by an additional 30 days under certain circumstances as further agreed between the parties. The acquisition of Assets would allow CordovaCann to enter the California cannabis market from a premier location in Blue Lake, California. The location allows for over 100,000 square feet to be utilized for production and processing of cannabis in the heart of Humboldt County, a leading area of cannabis production in the United States.

The Company welcomes a potential partnership with Humboldt Healthcare given the significant knowledge and experience of the principals involved. These principals are established leaders in the cultivation, manufacturing and distribution of flower and extracts and provide both raw and processed material to many of the largest brands in the state.

“This opportunity is transformational for CordovaCann in that it allows the Company to enter one of the largest cannabis markets in the world with a potential partnership with one of the most respected and established players in that market,” stated Mr. Taz Turner, CEO of CordovaCann. He added, “The expected returns from the Assets in Blue Lake would be significant for the Company. Humboldt Healthcare has been a strong supporter of the Humboldt County community and economy and their team has an impressive track record of execution.”

About CordovaCann Corp.
CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements
Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Chief Executive Officer
T: (917) 843-2169
E: taz@cordovacann.com